UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: May 26, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

2

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia

Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces

First Quarter of 2011 Financial Results

New York, May 26, 2011 - Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced its unaudited consolidated financial results for the first quarter of 2011.

As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares has changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. Gushan presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

Highlights for the First Quarter of 2011

•	Total revenues increased by 241.7% year-to-year and by 5.5% quarter-on-quarter to RMB246.9 million (US$37.7 million).

•

Gross profit amounted to RMB3.8 million (US$0.6 million), compared to a gross loss of RMB34.1 million for the first quarter of 2010 and a gross profit of RMB17.9 million for the fourth quarter of 2010.

•

Loss from operations amounted to RMB14.5 million (US$2.2 million), compared to a loss from operations of RMB67.0 million for the first quarter of 2010 and an income from operations of RMB68.4 million for the fourth quarter of 2010.

•

Net loss attributable to the Company amounted to RMB17.5 million (US$2.7 million), compared to a net loss of RMB62.9 million for the first quarter of 2010 and a net profit of RMB61.4 million for the fourth quarter of 2010.

•

Non-GAAP net loss attributable to the Company amounted to RMB20.9 million (US$3.2 million), compared to a non-GAAP net loss of RMB54.2 million for the first quarter of 2010 and a non-GAAP net loss of RMB40.0 million for the fourth quarter of 2010. (Note 1)

•	Sales volume of biodiesel decreased by 70.9% year-to-year and by 19.6% quarter-on-quarter to 4,532 tons.

•	Average selling price of biodiesel increased by 23.4% year-to-year and by 11.1% quarter-on-quarter to RMB5,371 (US$820.2) per ton.

•	Sales volume of recycled copper products decreased by 2.3% quarter-on-quarter to 3,701 tons.

•	Average selling price of recycled copper products increased by 10.9% quarter-on-quarter to RMB59,558 per ton.

•	Cash balance amounted to RMB142.5 million (US$21.8 million) as of March 31, 2011.

		Three months ended
(US$ in thousands, except per share data, per ADS data and operating data)		March 31, 2010	December 31, 2010	March 31, 2011
		(Note 2)	(Note 2)	(Note 2)
Revenues		11,032	35,724	37,697
Gross profit (loss)		(5,211)	2,736	577
Income (loss) from operations		(10,237)	10,448	(2,213)
Net income (loss) attributable to the Company		(9,602)	9,373	(2,668)

Net income (loss) attributable to the Company per ordinary share - Diluted		(0.06)	0.06	(0.02)
Net income (loss) attributable to the Company per ADS - Diluted (note 3)		(0.58)	0.57	(0.16)
Non-GAAP net loss attributable to the Company per ADS - Diluted (Note 1& 3)		(0.50)	(0.37)	(0.19)

Gross profit (loss) margin (Note 4)		(47.2%)	7.7%	1.5%
Operating profit (loss) margin (Note 4)		(91.8%)	29.2%	(5.9%)
Net income (loss) margin (Note 4)		(87.0%)	26.2%	(7.1%)
Non-GAAP net loss margin (Note 1&4)		(75.1%)	(17.1%)	(8.4%)

Sales volume of biodiesel (Note 5)	tons	15,560	5,635	4,532
Average selling price of biodiesel (Note 5)	RMB/ton	4,351	4,835	5,371
Sales volume of biodiesel by-products	tons	2,355	1,017	549
Average selling price of biodiesel by-products	RMB/ton	1,925	2,170	2,221
Sales volume of recycled copper products	tons	—	3,787	3,701
Average selling price of recycled copper products	RMB/ton	—	53,697	59,558

Note 1: GAAP represents Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP” or “GAAP”) in this announcement. All non-GAAP measures exclude share-based compensation expenses, impairment loss of and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and income tax effect thereof. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth elsewhere in this announcement.

Note 2: Translation from RMB into US$ at RMB6.5483 to US$1.00, see “Currency Convenience Translation” below.

Note 3: As of November 12, 2010, the ratio for Gushan’s ADSs representing ordinary shares has changed from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing ten (10) ordinary shares. The Company presents all per ADS data and number of ADSs in this announcement as if the ratio change was effective as of the beginning of the earliest period presented.

Note 4: Gross profit (loss) margin, operating profit (loss) margin, net income (loss) margin and non-GAAP net income (loss) margin, represent gross profit (loss), operating profit (loss), net income (loss) attributable to the Company and non-GAAP net income (loss) attributable to the Company, respectively, divided by revenues.

Note 5: Sales volume of biodiesel includes biodiesel sold as a refined oil product to the fuel market and biodiesel sold as fatty acid methyl ester, an intermediate product to the chemical industry. Average selling price of biodiesel represents total average selling price of biodiesel sold as a refined oil product to the fuel market and biodiesel sold as an intermediate product to the chemical industry.

“Gushan’s recycled copper business, Mianyang Jin Xin Copper Limited, acquired in late 2010 contributed to strong revenue growth in the first quarter of 2011,” said Jianqiu Yu, Chairman and Principal Executive Officer of Gushan, “ While selling prices for both recycled copper products and biodiesel are rising in line with increased demand and economic growth in China, inflation in raw material prices remains a significant challenge and the Company is exploring opportunities to control raw material costs and diversify its raw material sources.”

Financial Results for the First Quarter of 2011

Revenues

The Company’s revenues amounted to RMB246.9 million (US$37.7 million) for the first quarter of 2011, representing an increase of 241.7% from RMB72.2 million for the first quarter of 2010 and an increase of 5.5% from RMB233.9 million for the fourth quarter of 2010.

The increase in revenues on a year-to-year basis was mainly due to revenue contribution of RMB221.3 million (US$33.8 million) from the recycled copper business of Mianyang Jin Xin Copper Limited (“Jin Xin”). As a result of the Company’s initial acquisition of a 67% beneficial ownership interest in Jin Xin, from November 2010, the Company began consolidating Jin Xin’s operating results into its operating results. In January 2011, we acquired an additional 8% beneficial ownership interest in Jin Xin, which increased our beneficial ownership interest in Jin Xin to 75%. The increase in revenues on a sequential quarterly basis was mainly due to the increase in average selling price of recycled copper products.

The Company’s revenue from its biodiesel business totaled RMB25.6 million (US$3.9 million) for the first quarter of 2011, representing a decrease of 64.6% from RMB72.2 million for the first quarter of 2010 and a decrease of 13.2% from RMB29.4 million for the fourth quarter of 2010. The decrease in revenue on both a year-to-year and sequential quarterly basis was mainly due to a decrease in the sales volume of both biodiesel and biodiesel by-products.

The sales volume of biodiesel amounted to 4,532 tons for the first quarter of 2011, representing a decrease of 70.9% from 15,560 tons for the first quarter of 2010 and a decrease of 19.6% from 5,635 tons for the fourth quarter of 2010. The average selling price of biodiesel was RMB5,371 (US$820.2) per ton for the first quarter of 2011, representing an increase of 23.4% from RMB4,351 per ton for the first quarter of 2010 and an increase of 11.1% from RMB4,835 per ton for the fourth quarter of 2010.

The sales volume of biodiesel by-products amounted to 549 tons for the first quarter of 2011, representing a decrease of 76.7% from 2,355 tons for the first quarter of 2010, and a decrease of 46.0% from 1,017 tons for the fourth quarter of 2010. The average selling price of biodiesel by-products was RMB2,221 (US$339.2) per ton for the first quarter of 2011, representing an increase of 15.4% from RMB1,925 per ton for the first quarter of 2010 and an increase of 2.4% from RMB2,170 per ton for the fourth quarter of 2010.

The year-to-year decrease in the sales volume of biodiesel was mainly due to the temporary suspension of operations at the Company’s Shanghai plant and Sichuan plant since April 2010 and August 2010, respectively. The Company suspended production at its Shanghai plant beginning April 2010 due to the heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 from May 1, 2010 to October 31, 2010. The Company decided to extend the suspension of production at its Shanghai plant as a result of an ongoing lawsuit filed against the Company by a construction contractor. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. The relocation of the Sichuan plant, together with the new plant, will result in a combined annual biodiesel production capacity of 100,000 tons for Sichuan Gushan.

Furthermore, to help mitigate the potential adverse impact from the consumption tax issue, the Company continued its efforts to expand alternative sales channels, including biodiesel sales as fatty acid methyl ester to the chemical industry, which are not subject to consumption tax, while reducing its sales of biodiesel to the refined oil market. This strategy contributed in part to the decrease in the sales volume of biodiesel in the recent few quarters because the size of the Company’s customer base in the chemical industry is smaller than that of the refined oil market. Although the consumption tax issue was resolved in December 2010, the sales volume of the biodiesel for the first quarter of 2011 did not increase immediately as compared to the sales volume in previous quarters because of the ramp up time necessary to resume its production of biodiesel and because of the Chinese New Year holiday in February 2011.

The year-to-year increase in the average selling price of biodiesel was mainly attributable to improved conditions in the refined oil market in China following the decline in the market price of diesel in China, which began in the fourth quarter of 2008 and continued throughout the third quarter of 2009, resulting from a decrease in global oil prices and weaker industrial production in China amid the global financial crisis. The average selling price of biodiesel began to increase gradually from the fourth quarter of 2009.

The Company’s revenue from its recycled copper business totaled RMB221.3 million (US$33.8 million) for the first quarter of 2011, representing an increase of 8.2% from RMB204.5 million for the fourth quarter of 2010. The increase in revenue on a sequential quarterly basis was mainly due to an increase in the average selling price of recycled copper products by 10.9% from RMB53,697 per ton for the fourth quarter of 2010 to RMB59,558 (US$9,095) per ton for the first quarter of 2011. The sales volume of recycled copper products amounted to 3,701 tons for the first quarter of 2011, representing a decrease of 2.3% from 3,787 tons for the fourth quarter of 2010. The decrease was mainly due to teething problems with the newly added production capacity, the Chinese New Year holiday in February and a reduction of business operations during a period of significant market volatility immediately following the earthquake in Japan in March.

Cost of Revenues

Cost of revenues for the first quarter of 2011 totaled RMB243.1 million (US$37.1 million), representing an increase of 128.5% from RMB106.4 million for the first quarter of 2010 and an increase of 12.5% from RMB216.0 million for the fourth quarter of 2010 The increase on a year-to-year basis was mainly due to cost of revenues of RMB211.5 million (US$32.3 million) from Jin Xin.

The cost of revenues of the Company’s biodiesel business totaled RMB31.6 million (US$4.8 million) for the first quarter of 2011, representing a decrease of 70.3% from RMB106.4 million for the first quarter of 2010 and an increase of 28.7% from RMB24.5 million for the fourth quarter of 2010.

Cost of revenues of the Company’s biodiesel business included a reversal of a provision for consumption tax of RMB10.6 million for the fourth quarter of 2010 as compared to a provision for consumption tax of RMB4.3 million for the first quarter of 2010. The reversal of the provision for consumption tax represents the amount of provision previously made in the first three quarters of 2010. The reversal of the provision for consumption tax was made as a result of the issuance of Caishui [2010] No. 118, Notice Regarding the Exemption from Consumption Tax on Pure Biodiesel Made from Waste Animal Fats or Vegetable Oils (“Caishui 118”) by the Ministry of Finance and the State Administration of Taxation of the PRC (“SAT”) which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

Excluding the provision for (reversal of) consumption tax, cost of revenues of the Company’s biodiesel business for the first quarter of 2011 decreased by 69.0% from the first quarter of 2010 and decreased by 10.1% from the fourth quarter of 2010. The decrease in cost of revenues on both a year-to-year and sequential quarterly basis was primarily attributable to a decrease in the Company’s sales volume of both biodiesel and biodiesel by-products. The decrease in cost of revenues was partially offset by an increase in the overall average unit cost for vegetable oil offal and used cooking oil, which increased by 28.2% from RMB3,197 per ton for the first quarter of 2010 and by 3.0% from RMB3,981 per ton for the fourth quarter of 2010 to RMB4,100 (US$626.1) per ton in the first quarter of 2011. The increases in the cost of vegetable oil offal and used cooking oil were caused by an increase in the Company’s suppliers’ costs, which are primarily affected by general cost inflation, particularly in labor and transportation in China, as well as a general increase in prices charged by their suppliers.

The cost of revenues of the Company’s recycled copper business totaled RMB211.5 million (US$32.3 million) for the first quarter of 2011, representing an increase of 10.4% from RMB191.5 million for the fourth quarter of 2010. The increase was mainly due to the increase in unit cost of raw materials by 15.7% from RMB48,544 per ton for November and December 2010 to RMB56,173 (US$8,578) per ton for the first quarter of 2011.

Gross profit (loss)

The Company’s gross profit for the first quarter of 2011 totaled RMB3.8 million (US$0.6 million), compared to a gross loss of RMB34.1 million for the first quarter of 2010 and a gross profit of RMB17.9 million for the fourth quarter of 2010. The Company’s gross profit for the first quarter of 2011 was composed of a gross loss of RMB6.0 million (US$0.9 million) from its biodiesel business, representing a gross loss margin of 23.7% and a gross profit of RMB9.8 million (US$1.5 million) from its recycled copper business, representing a gross profit margin of 4.4%.

The Company’s gross loss for the first quarter of 2010 was derived from its biodiesel business, with a gross loss margin of 47.2%. The Company’s gross profit for the fourth quarter of 2010 was composed of RMB4.9 million from its biodiesel business, representing a gross profit margin of 16.6%, and RMB13.0 million from its recycled copper business, representing a gross profit margin of 6.4%.

Excluding the provision for (reversal of) the provision for consumption tax, the gross loss margin of the Company’s biodiesel business would be 41.3% for the first quarter of 2010 and 19.3% for the fourth quarter of 2010.

The improvement in the gross margin of the Company’s biodiesel business on a year-to-year basis was mainly due to a decrease in depreciation expenses due to a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010. However, the improvement of the gross margin on a year-to-year basis was partly offset by a narrowing spread between the average selling price of biodiesel and the average unit cost of raw materials. The average unit costs of the Company’s raw materials increased by 28.2%, while the average selling prices of its biodiesel increased by 23.4% on a year-to-year basis.

The decrease in gross profit margin of the Company’s recycled copper business on a sequential quarterly basis was mainly caused by a narrowing spread between the average selling price of recycled copper products and the average unit cost of raw materials. The average unit costs of the raw materials increased by 15.7%, while the average selling prices of its recycled copper products increased by 10.9%.

Research and Development Expenses

Research and development expenses totaled RMB0.2 million (less than US$0.1 million) in the first quarter of 2011, as compared to RMB1.1 million for the first quarter of 2010 and RMB0.9 million for the fourth quarter of 2010. The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses due to a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the first quarter of 2011 totaled RMB16.4 million (US$2.5 million), representing a decrease from RMB17.1 million for the first quarter of 2010 and from RMB32.6 million for the fourth quarter of 2010.

The decrease on a year-to-year basis was mainly due to a decrease in share-based compensation as a result of the cancellation of certain share options in the fourth quarter of 2010. The decrease was partly offset by an increase in miscellaneous selling, general and administrative expenses incurred by Jin Xin, a subsidiary acquired in November 2010.

The decrease on a sequential quarterly basis was mainly due to a decrease in staff costs, share-based compensation and professional fees. Staff costs for the fourth quarter of 2010 included a year-end performance bonus to all levels of the Company’s employees, share-based compensation for the fourth quarter of 2010 included recognition of unamortized expenses on certain share options upon the cancellation of such share options in the fourth quarter of 2010 and professional fees for the fourth quarter of 2010 included fees incurred in relation to the Jin Xin acquisition.

Other Operating Expenses

Other operating expenses for the first quarter of 2011 amounted to RMB8.9 million (US$1.4 million), compared to RMB14.8 million for the first quarter of 2010 and RMB14.0 million for the fourth quarter of 2010. The expenses mainly consisted of depreciation of buildings and machinery, other amortization and salary paid to factory workers during the periods in which certain plants suspended production, loss of writing off a long-term payment as a result of terminating the supply contract in Indonesia and a provision for compensation to a construction contractor of Shanghai Gushan in accordance with the court’s latest ruling.

Depreciation of buildings and machinery, other amortization and salary to factory workers for plants during suspension amounted to RMB8.9 million (US$1.4 million) for the first quarter of 2011, as compared to RMB14.1 million for the first quarter of 2010 and RMB8.4 million for the fourth quarter of 2010. The decrease on a year-to-year basis was mainly due to a decrease in depreciation expenses due to a lower cost base for certain of the Company’s property, plant and equipment after these assets were impaired in 2010.

Due to continuous problems with the climate and quality of the castor bean produced, the Company decided to terminate its supply contract in Indonesia. The long-term payment of RMB4.8 million in connection with such supply contract for castor bean was written off in the fourth quarter of 2010.

As previously announced, Shanghai Gushan and one of its construction contractors are undergoing a lawsuit in respect of the contract sum payment and quality of certain facilities. According to the latest decision issued by the People’s Court of Fengxian District, Shanghai, the Company will be liable for compensation of approximately RMB1.5 million in addition to the contract sum payable. The Company has made provisions of RMB0.7 million and RMB0.8 million in the first quarter and the fourth quarter, respectively, of 2010. No provision for such compensation was made for the first quarter of 2011.

The Company suspended or deferred production in certain plants due to the consumption tax issue, traffic controls pursuant to government directives and relocation of production facilities. As previously announced, the Company suspended production in Fujian Gushan beginning April 2009 due to road maintenance which restricted access to the plant by the Company’s suppliers and customers and had not resumed production due to the consumption tax issue. The Company suspended production in Shanghai Gushan since April 2010 due to heightened enforcement of control measures relating to poisonous, hazardous and flammable chemicals adopted by the Shanghai municipal government during the hosting of the Expo 2010 and has not resumed production as a result of an ongoing lawsuit brought against it by a construction contractor of Shanghai Gushan’s plant. Although construction of the production facilities for Chongqing Gushan and Hunan Gushan was completed in 2009, the Company deferred the commencement of production at these plants due to the consumption tax issue. The Company suspended production at its old plant in San Tai County in Sichuan in August 2010 in preparation for the relocation of the production lines to its new plant in Qin Dong Bei Industrial Park. If these suspensions and deferrals had not occurred, the depreciation of the buildings and machinery, other amortization and salary paid to factory workers of these plants would have been classified as cost of revenues.

Loss on Disposal of Property, Plant and Equipment

The disposal and relocation of Sichuan Gushan’s property, plant and equipment was completed as of December 31, 2010. The loss on disposal of property, plant and equipment during the fourth quarter of 2010 mainly represented certain additional machinery and equipment that was scrapped and relocation expenses

Change in Fair Value of Contingent Consideration Liability

As previously announced in November 2010, the Company acquired a 67% beneficial ownership interest in Jin Xin through a series of transactions in exchange for up to 24 million of its newly issued ordinary shares (“Contingent Consideration Shares”). The Contingent Consideration Shares are subject to an earn-out arrangement whereby 6 million shares were delivered to the selling shareholder at the closing of the transactions, while the remaining 18 million ordinary shares were placed into escrow (“Additional Contingent Consideration Shares”) to be released in stages upon the determination of Jin Xin’s net income under U.S. GAAP for the year ended December 31, 2010 and the three years ending December 31, 2012.

According to ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, the Additional Contingent Consideration Shares should be classified as a liability and stated at their fair value at the acquisition date and each reporting date. The subsequent change in the fair value of the Additional Contingent Consideration Shares at each reporting date would be recognized in the statement of operations. The Company recognized a decrease in fair value of RMB6.6 million for the first quarter of 2011 and an increase in fair value of RMB2.9 million for the fourth quarter of 2010.

Other Operating Income

The other operating income for the first quarter of 2011 represented processing income of RMB0.6 million (US$0.1 million) and net hedging income of RMB35,000 (less than US$0.1 million) earned by Jin Xin. Jin Xin uses part of its capacity to process recycled copper into copper products on behalf of some of its customers under processing agreements pursuant to which the raw materials are provided by the customers and Jin Xin earns a fixed income based on the quantity of output. Moreover, starting from the first quarter of 2011, Jin Xin hedged part of its inventory holdings against fluctuations of copper price by using standard future contracts of copper traded in the Shanghai Futures Exchange. During the first quarter of 2011, Jin Xin’s hedging activities involved a total of 265 futures contracts with an average per contract amount of RMB350,000 (less than USD0.1 million) and an average per contract holding period of six days.

The other operating income for the fourth quarter of 2010 mainly consisted of the reversal of provisions for consumption tax of RMB103.8 million that represented the amount of the provision previously made in 2010 and processing income of RMB0.3 million earned by Jin Xin for November and December 2010. The reversal of provisions for consumption tax was based on the issuance of Caishui 118 by the Ministry of Finance of the PRC and the SAT, which clarified that, subject to fulfillment of certain conditions, pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expenses, foreign currency exchange gains or losses and other income (expenses), net. Interest income for the first quarter of 2011 amounted to RMB0.1 million (less than US$0.1 million). Interest expenses for the first quarter of 2011 amounted to RMB1.4 million (US$0.2 million) mainly incurred by Jin Xin in respect of short term loans and discounting bills receivable. Foreign currency exchange loss for the first quarter of 2011 amounted to RMB54,000 (less than US$0.1 million). Other income (expenses), net for the first quarter of 2011 included, among others, income from the Company’s depositary bank, a provision for business tax on intercompany advances among companies in China, VAT refunds and government subsidy income.

Income Tax Benefit (Expense)

Income tax benefit (expense) primarily consisted of corporate income tax (“CIT”), a provision for dividend withholding tax and other withholding tax.

CIT for the first quarter of 2011 amounted to RMB0.5 million (US$0.1 million), as compared to RMB0.5 million for the first quarter of 2010 and RMB3.1 million for the fourth quarter of 2010.

According to the CIT law, which came into effect from January 1, 2008, and relevant regulations promulgated thereunder, PRC-resident enterprises are levied withholding tax at a rate of 10% on dividends to their non-PRC-resident corporate investors for earnings accumulated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the Arrangement between the Mainland of China and Hong Kong Special Administration Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland China/HKSAR DTA”) and Guoshuihan [2009] No. 601 on “How to understand and recognize the “Beneficial Owner” in Double Taxation Agreements” (“Circular 601”), a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. Pursuant to Circular 601, a beneficial owner under a tax treaty is not purely determined by its place of legal registration but also by other factors which depend on specific facts and circumstances, and significant judgment may be involved.

Although the Company intends to apply for the reduced withholding tax rate of 5% in the future when dividends for earnings accumulated from January 1, 2008 by its PRC operating subsidiaries are wired out of China, the Company made a 10% provision on such undistributed earnings for such withholding tax. If the local SATs approve a reduced withholding tax rate of 5% when such dividends are actually wired out of China, any excess provision will be reversed in subsequent financial statements.

In respect of its biodiesel business, the Company reduced the provision for withholding tax of RMB0.6 million (US$0.1 million) for the first quarter of 2011 and RMB4.3 million for the first quarter of 2010, and made a provision of RMB2.7 million for the fourth quarter of 2010. In respect of its recycle copper business, the Company made a provision for withholding tax of RMB0.6 million and RMB1.1 million for the first quarter of 2011 and the fourth quarter of 2010, respectively. Other overseas withholding tax amounted to RMB0.3 million, RMB0.3 million and RMB0.3 million for the first quarter of 2011, the first quarter of 2010 and the fourth quarter of 2010, respectively.

Net Income (Loss) Attributable to the Company

Net loss attributable to the Company amounted to RMB17.5 million (US$2.7 million) for the first quarter of 2011, compared to net loss attributable to the Company of RMB62.9 million for the first quarter of 2010 and net profit attributable to the Company of RMB61.4 million for the fourth quarter of 2010. Jin Xin’s net income amounted to RMB5.3 million (US$0.8 million) for the first quarter of 2011, which is consolidated into the Company’s financial statements, 75% of such profit or RMB4.0 million (US$0.6 million) is attributable to the Company. Jin Xin’s net income amounted to RMB8.3 million for the fourth quarter of 2010, which is consolidated into the Company’s financial statements, 67% of such profit or RMB5.6 million is attributable to the Company.

Non-GAAP net loss attributable to the Company amounted to RMB20.9 million (US$3.2 million) for the first quarter of 2011, compared to a non-GAAP net loss attributable to the Company of RMB54.2 million for the first quarter of 2010 and a non-GAAP net loss attributable to the Company of RMB40.0 million for the fourth quarter of 2010.

Financial Condition

As of March 31, 2011, the Company had working capital of RMB214.8 million (US$32.9 million), reflecting total current assets of RMB424.7 million (US$64.9 million) and total current liabilities of RMB209.9 million (US$32.0 million). Of the total current assets, the Company had RMB142.5 million (US$21.8 million) in cash, represented by RMB18.0 million, HK$47.9 million and US$0.1 million deposited in licensed commercial banks in China and HK$1.1 million and US$12.5 million deposited in licensed commercial banks in Hong Kong.

Recent Events

Issuance of an additional 6,000,000 ordinary shares in relation to the Jin Xin Acquisition

As previously announced, as part of our November 2010 acquisition of an initial 67% beneficial ownership interest in Jin Xin, we issued 18 million ordinary shares to Carling Technology Limited as escrow shares (the “Escrow Shares”). The Escrow Shares were deposited with an escrow agent for the benefit of a selling shareholder on November 30, 2010 and subject to the earn-out arrangement set forth in the stock purchase agreement with the selling shareholder. As Jin Xin’s net profit for the year ended December 31, 2010 was over RMB30 million, in April 2011, the Company released 6,000,000 ordinary shares from escrow to the selling shareholder of Jin Xin under the contingent consideration arrangement.

Business Outlook for Fiscal Year 2011

During the first quarter of 2011, the Company’s average biodiesel selling prices continued to improve over the previous quarter as demand for diesel in China continued its recovery in conjunction with the economic recovery in China and globally. Going forward, the Company expects this trend to continue so long as the global economy and China’s economy continue to improve. However, inflationary pressures in China continue to be high, which continues to adversely affect the Company’s raw material input costs, which are increasing at a rate higher than the rate of increase in the Company’s average biodiesel selling prices. In particular, the Company’s raw material input costs have risen significantly since the end of the first quarter 2011. As such, Gushan will continue its efforts to control its raw material input costs. As mentioned in the previous quarter’s earnings results announcement, Gushan has been negotiating with the local government of Mianyang to be appointed as the exclusive collector and processor of used cooking oil in the regions under its jurisdiction. Such negotiations are still in progress and the Company will report on any material developments as and when they occur. Also, the Company continues to explore the possibility of developing an internal feedstock production capability within China. The process of searching for land in various regions of China that is suitable for cost-effective production of raw material feedstock such as castor bean and jatropha is currently ongoing. However, no assurance can be given by the Company that any of these efforts will be successful.

As a result of increasingly high raw material input costs, Gushan is currently evaluating the profitability of each of its biodiesel plant. In order to minimize the financial burden on the Company as a whole, Gushan will evaluate the appropriateness of continuing, commencing or resuming production of biodiesel at each of its biodiesel plants only if the biodiesel plant is able to operate on a positive cash flow basis. With the exception of Shanghai Gushan, the resumption of biodiesel production, which is still subject to the satisfactory resolution of a previously disclosed legal dispute with a construction contractor, Gushan expects to continue, commence or resume production of biodiesel at all of its plants as soon as possible so long as they are able to operate on a positive cash flow basis.

With regards to the recycled copper business, the Company continues to explore the possibility of acquiring businesses related to Jin Xin that will strengthen and diversify its business portfolio.

Unaudited Financial Statements

The unaudited condensed consolidated statements of operations, balance sheets and cash flow statements accompanying this announcement have been prepared by management using U.S. GAAP. These unaudited financial statements are not intended to fully comply with U.S. GAAP because they do not present all of the disclosures required by U.S. GAAP. The December 31, 2010 balance sheet was derived from unaudited consolidated financial statements of the Company.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this earnings release, made solely for the reader’s convenience, is based on the H.10 statistical release of the Federal Reserve Board as of March 31, 2011, which was RMB6.5483 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.

Conference Call

Gushan’s management will hold its first quarter of 2011 earnings conference call at 8:30am U.S. Eastern Time (8:30pm Beijing / Hong Kong Time) on May 26, 2011.

Dial-in details for the earnings conference call are as follows:

US Toll Free Number	1. 866.700.7477
US Toll Number: (for international callers)	1. 617.213.8840
Hong Kong Toll Number	852.3002.1672
Hong Kong Toll Free Number	800.96.3844
China Toll Free Number	10.800.130.0399
UK Toll Free Number	0808.234.7616
UK Toll Number (for international callers)	44.207.365.8426
Passcode:	24077303

A replay of the call will be available on the same day at 10:30 a.m. U.S. Eastern Time (or 11:30 a.m. Hong Kong Time) until June 2, 2011 and may be accessed by phone at the following numbers.

US Toll Free Number:	1.888.286.8010
US Toll Number: (for international callers)	1.617.801.6888
Passcode:	18643915

In addition, a live and archived webcast of this conference call will be available on the Investor Relations section of Gushan’s website at www.chinagushan.com.

About Gushan Environmental Energy Limited

Gushan is a leader in the China biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 390,000 tons. Gushan’s Hebei and Beijing production facilities are currently in operation. Gushan also operates a recycled copper business through Mianyang Jin Xin Copper Company Limited (“Jin Xin”), a 75%-owned subsidiary, that manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About Non-GAAP Financial Measures

To supplement Gushan’s consolidated financial results presented in accordance with U.S. GAAP, Gushan uses the following measures defined as non-GAAP financial measures by the SEC: net loss excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof (“non-GAAP net loss”), basic and diluted net loss per ADS excluding share-based compensation, impairment loss of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof (“basic and diluted non-GAAP net loss per ADS”). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP measures to non-GAAP measures” set forth at the end of this release.

Gushan believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof that may not be indicative of its operating performance from a cash perspective. Gushan believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Gushan computes its non-GAAP financial measures using the same consistent method from quarter to quarter. Gushan believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss and basic and diluted non-GAAP net loss per ADS is that these non-GAAP measures exclude share-based compensation, impairment loss and loss on disposal of property, plant and equipment, change in fair value of contingent consideration liability, provision (reversal) for consumption tax and the tax effect thereof, that have been and may will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures to non-GAAP financial measures.

- FINANCIAL TABLES FOLLOW -

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts expressed in thousands, except per share data, per ADS data and number of shares)

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	US$
Revenues	72,239	233,930	246,852	37,697
Cost of revenues	(106,360)	(216,013)	(243,070)	(37,120)

Gross profit (loss)	(34,121)	17,917	3,782	577

Research and development	(1,061)	(870)	(159)	(24)
Selling, general and administrative	(17,099)	(32,609)	(16,437)	(2,510)
Other operating expenses	(14,751)	(13,971)	(8,854)	(1,352)
Loss on disposal of property, plant and equipment	—	(3,303)	—	—
Change in fair value of contingent consideration liability	—	(2,868)	6,561	1,002

Total operating expenses	(32,911)	(53,621)	(18,889)	(2,884)

Other operating income	—	104,118	616	94

Income (loss) from operations	(67,032)	68,414	(14,491)	(2,213)

Other income (expense):
Interest income	290	320	141	22
Interest expense	—	(720)	(1,409)	(215)
Foreign currency exchange loss, net	(44)	(21)	(54)	(8)
Other income, net	439	3,304	438	67

Income (loss) before income tax	(66,347)	71,297	(15,375)	(2,347)
Income tax (expense) benefit	3,467	(7,170)	(775)	(118)

Net income (loss)	(62,880)	64,127	(16,150)	(2,465)
Less: Net income attributable to non-controlling interest	—	(2,750)	(1,332)	(203)

Net income (loss) attributable to the Company	(62,880)	61,377	(17,482)	(2,668)

Net income (loss) per ordinary share attributable to the Company
- Basic	(0.38)	0.38	(0.11)	(0.02)
- Diluted	(0.38)	0.38	(0.11)	(0.02)
Net income (loss) per ADS attributable to the Company
- Basic	(3.77)	3.75	(1.08)	(0.16)
- Diluted	(3.77)	3.75	(1.08)	(0.16)
Weighted average ordinary shares outstanding
- Basic	166,831,943	163,670,623	162,686,743	162,686,743
- Diluted	166,831,943	163,670,623	162,686,743	162,686,743
Weighted average ADS outstanding
- Basic	16,683,194	16,367,062	16,268,674	16,268,674
- Diluted	16,683,194	16,367,062	16,268,674	16,268,674
Share-based compensation expense included in:-
Cost of revenues	162	135	79	12
Research and development expenses	37	36	16	2
Selling, general and administrative expenses	5,272	6,189	3,093	473
Provision (reversal) of consumption tax of biodiesel included in:-
Cost of revenues	4,317	(10,588)	—	—
Other operating income	—	(103,780)	—	—

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands)

	December 31, 2010	March 31, 2011
	RMB	RMB	US$

ASSETS
Current assets:
Cash	272,822	142,542	21,767
Pledged deposit for copper future contracts	—	10,036	1,533
Accounts receivable	48,639	67,209	10,264
Bills receivable	9,550	—	—
Inventories	176,023	125,841	19,217
Prepaid expenses and other current assets	53,706	75,947	11,598
Income tax receivable	674	674	103
Deferred tax assets	2,439	2,427	371

Total current assets	563,853	424,676	64,853

Property, plant and equipment, net	663,946	662,671	101,197
Land use rights	87,568	86,991	13,285
Deferred tax assets	4,609	4,277	653
Goodwill	18,674	18,674	2,852

Total assets	1,338,650	1,197,289	182,840

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short term bank loans	60,000	60,000	9,163
Accounts payable	79,163	19,773	3,019
Accounts payable for property, plant and equipment	47,153	36,081	5,510
Accrued expenses and other payables	61,074	45,693	6,978
Amounts due to related parties	30,709	42,214	6,447
Income taxes payable	10,075	6,091	930

Total current liabilities	288,174	209,852	32,047

Deferred tax liabilities	9,766	9,734	1,486
Income tax payable	9,762	9,762	1,491
Contingent consideration liability	13,585	9,210	1,406
Other non-current liabilities	15,450	14,338	2,190

Total liabilities	336,737	252,896	38,620

Shareholders’ equity:
Ordinary shares	2	2	—
Additional paid-in capital	1,547,035	1,511,586	230,837
Treasury stock	(32,972)	(32,972)	(5,035)
Accumulated other comprehensive loss	(59,159)	(61,016)	(9,318)
Retained earnings (Accumulated deficit)	(469,758)	(487,240)	(74,407)

Total equity attributable to the Company	985,148	930,360	142,077

Non-controlling interest	16,765	14,033	2,143

Total shareholders’ equity	1,001,913	944,393	144,220

Total liabilities and shareholders’ equity	1,338,650	1,197,289	182,840

GUSHAN ENVIRONMENTAL ENERGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts expressed in thousands)

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	US$

Cash flows from operating activities
Net (loss) income	(62,880)	64,127	(16,150)	(2,466)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share based compensation	5,471	6,360	3,188	487
Depreciation	36,329	9,196	10,804	1,650
Land use right expense	369	378	387	59
Loss on disposal of property, plant and equipment	—	3,303	—	—
Change in fair value of contingent consideration liability	—	2,868	(6,561)	(1,002)
Foreign currency exchange losses, net	44	21	54	8
Deferred tax expense (benefit)	(3,932)	3,314	254	39
Inventory write-back (write-downs)	2,737	(3,558)	(152)	(23)
Provision for doubtful debts	14	33	—	—
Change in assets and liabilities
Accounts receivable	446	14,767	(18,570)	(2,836)
Bills receivable	—	(9,550)	9,550	1,458
Inventories	(2,140)	(107,215)	50,334	7,687
Prepaid expenses and other current assets	(4,325)	(16,511)	(24,259)	(3,705)
Income tax receivable	1,298	1,047	—	—
Accounts payable	1,687	71,882	(59,390)	(9,070)
Accrued expenses and other payables	(5,923)	8,363	(13,155)	(2,009)
Income taxes payable	(2,757)	4,531	(3,984)	(608)
Provision (reversal) for consumption tax	4,317	(114,368)	—	—
Other non-current liabilities	(998)	(973)	(959)	(146)
Other assets	1,513	6,285	2,018	308

Net cash used in operating activities	(28,730)	(55,700)	(66,591)	(10,169)

Cash flows from investing activities
Purchase of property, plant and equipment	(8,284)	(83,524)	(20,645)	(3,153)
Proceeds from disposal of property, plant and equipment	—	859	—	—
Acquisition of a subsidiary (net of cash RMB3,032 acquired)	—	2,874	—	—
Acquisition of additional 8% beneficial ownership interest in a subsidiary	—	—	(42,701)	(6,521)
Pledged deposit for copper future contracts	—	—	(10,036)	(1,533)

Net cash used in investing activities	(8,284)	(79,791)	(73,382)	(11,207)
Cash flows from financing activities
Purchase of treasury stock	—	(32,972)	—	—
Proceeds from new bank loans	—	10,000	—	—
Repayment of the amount due to related parties	—	(3,291)	(30,709)	(4,690)
Proceeds of advance from related parties	—	—	42,214	6,447

Net cash provided by (used in) financing activities	—	(26,263)	11,505	1,757

Effect of foreign exchange rate changes on cash	(153)	(4,259)	(1,812)	(277)

Decrease in cash	(37,167)	(166,013)	(130,280)	(19,896)
Cash at beginning of period	571,188	438,835	272,822	41,663

Cash at end of period	534,021	272,822	142,542	21,767

GUSHAN ENVIRONMENTAL ENERGY LIMITED

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(Amounts expressed in thousands, except per share data)

	Three Months Ended
	March 31, 2010	December 31, 2010	March 31, 2011
	RMB	RMB	RMB	US$

GAAP net income (loss) attributable to the Company	(62,879)	61,377	(17,482)	(2,668)
Share-based compensation	5,471	6,360	3,188	487
Loss on disposal of property, plant and equipment	—	3,303	—	—
Change in fair value of contingent consideration liability	—	2,868	(6,561)	(1,002)
Provision (reversal) for consumption tax	4,317	(114,368)	—	—
Income tax effect of reconciliation items	(1,146)	500	—	—

Non-GAAP net loss attributable to the Company	(54,237)	(39,960)	(20,855)	(3,183)

GAAP net income (loss) attributable to the Company per ADS - Basic	(3.77)	3.75	(1.07)	(0.16)
Share-based compensation	0.33	0.39	0.20	0.03
Loss on disposal of property, plant and equipment	—	0.20	—	—
Change in fair value of contingent consideration liability	—	0.18	(0.40)	(0.06)
Provision (reversal) for consumption tax	0.26	(6.99)	—	—
Income tax effect of reconciliation items	(0.07)	0.03	—	—

Non-GAAP net loss attributable to the Company per ADS - Basic	(3.25)	(2.44)	(1.27)	(0.19)

GAAP net income (loss) attributable to the Company per ADS - Diluted	(3.77)	3.75	(1.07)	(0.16)
Share-based compensation	0.33	0.39	0.20	0.03
Loss on disposal of property, plant and equipment	—	0.20	—	—
Change in fair value of contingent consideration liability	—	0.18	(0.40)	(0.06)
Provision (reversal) for consumption tax	0.26	(6.99)	—	—
Income tax effect of reconciliation items	(0.07)	0.03	—	—

Non-GAAP net loss attributable to the Company per ADS - Diluted	(3.25)	(2.44)	(1.27)	(0.19)